PART I of FORM C

Form C/A:	Offering Statement
Name of Issuer	Legion M Entertainment, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	DE
Date of Organization	03-04-2016
Physical address of issuer:	1801 Century Park East, 24th Floor, Los Angeles, CA 90067
Website of issuer	www.legionm.com
Is there a co-issuer?	Yes__ No_X
Name of co-issuer	
Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	315324
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	At the offering's conclusion, the issuer shall pay a 8.5% fee on the amount raised to the Intermediary, inclusive of all processing fees. The Intermediary and its affiliates will also receive a $23,000 set up fee and $12,000/month while the offering is open.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	None
Type of security offered:	Common Stock
Target number of securities to be offered:	11,559 Shares if all investors pay the Investor Processing Fee. Up to 11,905 if no investors pay the Investor Processing Fee.
Price (or method for determining price):	2.10 per share
Target Offering Amount	$25,000
Oversubscriptions accepted:	Yes

If Yes, describe how oversubscriptions will be allocated:	At the company's discretion.
Maximum offering amount (if different from target offering amount):	$3.75 million
Deadline to reach the target offering amount:	June 17, 2025
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.	
Current number of employees:	10 employees

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	7,713,785	6,080,443
Cash & Cash Equivalents:	249,562	839,709
Accounts Receivable:	-	101,690
Short-term Debt:	1,317,500	-
Long-term Debt:	149,900	149,900
Revenues/Sales	1,024,059	815,510
Cost of Goods Sold:	1,396,935	622,137
Taxes Paid:	-	-
Net Income:	-3,549,371	-2,813,295

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH	X	Alberta	A0
X	California	CA	X	New Jersey	NJ	X	British Columbia	A1
X	Colorado	CO	X	New Mexico	NM	X	Manitoba	A2
X	Connecticut	CT	X	New York	NY	X	New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC	X	Newfoundland	A4
X	Florida	FL	X	North Dakota	ND	X	Nova Scotia	A5

X	Georgia	GA		X	Ohio	OH		X	Ontario	A6
X	Hawaii	HI		X	Oklahoma	OK		X	Prince Edward Island	A7
X	Idaho	ID		X	Oregon	OR		X	Quebec	A8
X	Illinois	IL		X	Pennsylvania	PA		X	Saskatchewan	A9
X	Indiana	IN		X	Rhode Island	RI		X	Yukon	B0
X	Iowa	IA		X	South Carolina	SC		X	Canada (Federal Level)	Z4
X	Kansas	KS		X	South Dakota	SD				
X	Kentucky	KY		X	Tennessee	TN				
X	Louisiana	LA		X	Texas	TX				
X	Maine	ME		X	Utah	UT				
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐   None

☒   Same as the jurisdictions in which the issuer intends to offer the securities.

PART II

OFFERING MEMORANDUM DATED APRIL 30, 2025



Legion M Entertainment, Inc.

1801 Century Park East, 24th Floor

Los Angeles, CA 90067

www.legionm.com

Up to $3,750,000 of Shares of Class A Common Stock

Minimum Investment Amount: $100.80

Legion M Entertainment, Inc. ("Legion M" "the company," "we," or "us"), is offering up to $3,750,000 worth of the company's Class A Common Stock at a price of $2.10 per share. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by June 17, 2025, the end date of the offering. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by June 17, 2025, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company may additionally choose to sell further amounts of the Shares to accredited investors in a concurrent offering made under Rule 506(c) of Regulation D under the Securities Act of 1933 (the "Regulation D Offering").

Each investor must invest a minimum of $100.80 (48 shares) Additionally, investors investing less than $1,000 will be required to pay a fee ("Investor Fee") to the Company to help offset transaction costs equal to 3.0% per investment. DealMaker Securities LLC will receive this fee as part of their cash commission. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $100.80 minimum securities purchase amount per investor, making the total minimum investment amount, inclusive of the investor fee, $103.82.

The minimum number of shares available in this offering is 11,559 Shares if all investors pay the Investor Processing Fee. Up to 11,905 if no investors pay the Investor Processing Fee. If the maximum offering amount is raised, the number of shares issued will depend on the percentage of investors who invest less than $1,000 and thus need to pay the fee. The maximum possible shares issued (assuming no investors pay the Investor Fee) is 1,785,714. If every investor paid the Investor Fee, the number of shares issued would be of 1,733,703.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Introduction

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies — from independent filmmakers to large Hollywood studios and distributors — to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We're taking advantage of historic new equity crowdfunding laws that allow the public to invest in our company in its earliest stages of development. With Legion M, you can own a piece of the company, you can get behind the scenes and — if we are successful — you can share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. The audience is the source of power in the entertainment industry — we're the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually we're just consumers, but collectively we're responsible for making media giants some of the most valuable companies in the world. Legion M's goal is to harness power of the audience to create a new kind of studio that gives all of us a stake in the future of film and television.

Competitive Advantage

From franchises and IP to talent and influencers a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do. By giving movie lovers a voice in the process and an ownership stake in the company, we're attempting to create a legion of fans that are financially and emotionally invested in the success of our projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a large community of emotionally invested shareholders can develop long-term competitive advantages that reduce production risks and improve odds of success. Our goal is to create:

- A legion of fans to come out opening night (and bring their friends!);
- A legion of advocates to share on social media and create grassroots buzz;
- A legion of scouts to help find the next big thing;
- A legion of stakeholders to provide "wisdom of the crowd" and help the company make better decisions;
- A legion of supporters to provide energy, enthusiasm and excitement to propel the company forward;
- A legion of creatives to crowdsource ideas and contribute their talents;
- A legion of fans to help attract the very best talent to our projects.

Our long-term goal is to unite one million fans as shareholders of Legion M. It's an ambitious goal, and one we expect will take many years to achieve. But if we're successful, we believe it could make Legion M one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM Pacific Time on May 16, 2016 (the day the new laws went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF of the Securities Act. Since then, we have completed nine rounds of equity crowdfunding, raising over $22 million from more than 50,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to our investors, we also have a large number of people who follow Legion M via email and social media. As of December 31, 2024, we estimate our total community of investors, members, and followers to be over 150,000 people.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution, and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a built-in audience can provide a competitive advantage.

As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide.

Over the past 8 years Legion M has earned revenue from a variety of different business models. Through these efforts we've "levelled up" from playing small roles in other people's movies to developing, producing and releasing films of our own. Today our business is focused on the following models which we believe will power the next phase of Legion M's development:

> *Feature Film Production*
> Feature film production refers to the act of producing a movie. In addition to all the work required to make the movie, the producer's role often includes "pre-production" activities like developing the script, attaching talent, arranging financing, hiring crew, etc. as well as "post-production" activities like sales, marketing, and developing a release strategy.
>
> Film producers are typically compensated via a combination of "producer fees" (usually paid out of the production budget) and a "backend" stake in any profits the film generates. While producer fees are generally bankable (as they are paid out of the budget), backend is typically a high-risk position — a film that becomes a hit can generate significant backend, but many films generate no backend profits at all.
>
> To date, Legion M has produced (or is in the process of producing) four feature films: *The Man In The White Van, William Shatner: You Can Call Me Bill, My Dead Friend Zoe,* and *Fade To Black.* For more information, please see the "Legion M Projects" section.
>
> *Distribution*
> Distribution refers to the act of releasing and monetizing a movie across all available channels, including theatrical, home entertainment (VOD, DVD, etc), streaming, etc. Revenue generally comes in the form of "distribution fees" which are generally taken as a cut of all revenue earned by the film.
>
> To date, Legion M has been wholly or partially responsible for the distribution of two films: *William Shatner: You Can Call Me Bill,* and *Memory: The Origins of Alien* (in partnership ScreenMedia). In addition, Legion M has partnered with several distributors -- including Searchlight, NEON, Bleecker Street, Briarcliff, Fathom Events, Saban, RLJ, Electric, and Relativity – for the release of other films.
>
> *Film and TV Development*
> Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g., showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors, and other potential partners. The goal of development is to get a project produced.

From an investment standpoint, development projects are generally considered very high risk, meaning that the odds of any given project making it into production are often very low. That said, if you are successful in developing your project into a successful property, the potential for reward can be high.

Legion M has several development projects, some of which are unannounced. For a list of some of our more notable projects, please see the "Development Projects" section of the "Legion M Projects" section. As of December 31, 2024, Legion M has successfully developed (in conjunction with producing partners) four feature films (*William Shatner: You Can Call Me Bill, My Dead Friend Zoe, The Man In The White Van, and Fade To Black*) that have made it into production. We also partnered in the development of an un-named (due to confidentiality agreements) TV series that had two seasons purchased (but later cancelled) by an unnamed streamer, and another TV series has had a pilot script purchased by another unnamed streamer that is currently (as of Dec 31, 2024) being written.

While development is generally considered a "cost center" for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example, in the process of developing *The Girl With No Name* and *Defiant: The Story of Robert Smalls* as feature films and *Darknights and Daydreams* as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process and offset our development costs.

Consumer Products and Media
Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. In addition, Legion M has acquired merchandising rights for a number of our projects. Legion M has sold items ranging from t-shirts, hats, posters and pins to replica props, Halloween masks, collectables and consumable products like "Cheddar Goblin Macaroni and Cheese" (from the film *Mandy*) and *Archenemy* brand whiskey. For many of our projects, we also sell the project media itself, including DVD's, Blu-Rays, digital movie downloads, books, albums, and comics. Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners.

We also believe that the investments we make in consumer products related to our projects pay dividends beyond the revenue they generate. It's not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Live Event Production
Legion M has produced many live events including the following from the past three years:

- 2024 Red Carpet Screenings of *William Shatner: You Can Call Me Bill* in New York, Culver City, and Lexington, KY.
- 2024 "Rolling Red Carpet" Premiere of *The Man in The White Van* in Red Oak, TX.
- 2022 "Celebrating William Shatner" day at San Diego Comic-Con

In each of these cases, we incurred the effort, costs, and risks of hosting the events in exchange for the revenue generated from sources that include tickets, merchandise, food/drink, photos, autograph signings, and sponsorships. Some of our events are intended to generate a profit (e.g. the red carpet premieres of *William Shatner: You Can Call Me Bill* contributed revenue to the waterfall of the film), but other events (e.g. the 2022 event at San Diego Comic Con) are intended primarily to subsidize the costs of the events so we can benefit from the exposure, goodwill, and media coverage they generate, as well as the opportunity to "open the gates of Hollywood'' for our members and investors.

Finance Plan

As of December 31, 2024, we have raised over $22,000,000 from more than 50,000 investors under Regulation A, Regulation CF and Regulation D.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would likely provide hundreds of millions of dollars. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is open to opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Entertainment and Media Market

Film, television, and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, Amazon, Apple, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, technology and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand). In addition, the COVID pandemic, the "streaming wars", the WGA/SAG strikes, and rapidly changing business landscape/consumer habits have led to significant fluctuations in demand for film and TV production.

Throughout all this change, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IP with established fanbases. From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the *art* of media and entertainment, but the *business* of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we've established a remarkable board of advisors which currently includes:

- William Shatner - Renowned Actor (*Star Trek, TJ Hooker, Boston Legal, Rescue 911*, etc.), Director, Producer, Screenwriter, Author and Musician

- Larry Gleason - Distribution and Exhibition Expert, Former President of Worldwide Distribution at MGM, and Former President of Worldwide Exhibition at Paramount

- Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner) - the company behind Robot Chicken, SuperMansion, and Buddy Thunderstruck

- Joanne Waage - SVOD Pioneer, Former GM/CEO of Crunchyroll, and Former CEO of Rakuten Viki

- Phil Hunt – Managing Director of Bankside Films (Sales), and Headgear Films (Financing)

- Scott Landsman – Former Senior Vice President of Comedy Development at Sony TV

- Gaston Dominguez-Letelier - Comic Book & Pop Culture Expert and Founder & Former CEO of Meltdown, Inc., SVP NTWRK

- Animal Repair Shop (Susan Bonds and Alex Lieu) - Mixed Reality Pioneers and Former Disney Imagineers

- Lisa Taback - VP Talent Relations & Awards at Netflix and Former Awards Consultant (*Spotlight, Moonlight, La La Land*)

- Kerry O'Quinn - Creator and Publisher of *Starlog, Fangoria, CineMagic,* and *Comics Scene* Magazines

- Tim League - Founder of Alamo Drafthouse, Founder of Fantastic Fest, and Co-Founder of NEON

- Adam Rymer - CEO Envy Gaming and Former President of Legendary Digital Networks

- Doug Hansen - P&A Expert, Former President & COO of Endgame Entertainment, and President of Hansian Media

- Michael Arrieta - Business Development Expert, COO of Relativity Media, Founder of Big Air Studios, and Former Sony Executive

- Leonard Maltin - *Entertainment Tonight* Renowned Film Critic and Author of Leonard Maltin's Movie Guide

- Christian Parkes - CMO of NEON, Former CMO of Alamo Drafthouse, and Co-Founder of Beyond Fest

- Andrew Cosby - Co-Founder of People of Culture Studios, Co-Founder of Boom! Studios, *Eureka* Writer & Showrunner, and *Hellboy* Screenwriter

- Yuka Kobayashi - Former Director of Stan Lee's POW Entertainment

- Dean Devlin - Founder of Electric Entertainment, Co-Writer & Producer of *Independence Day* and *Stargate*, Producer of *The Librarians* and *Leverage*, and Director of *Bad Samaritan*

- Bill Duke - Actor (*Commando, Predator, Falcon's Crest, Charlie's Angels, Law and Order SVU*, etc.), Director, Producer, and Author

- Julianne LaMarche - Marketing & Strategic Planning, Former Co-President of BLT Communications, and Former President of Trailer Park

- Martin Lauber - Founder of Swirl Advertising, Founder & Managing Partner of 19York

- Lynn Bartsch – Head of Business Affairs at Epic Games, Former Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

- Rao Meka - Founder of shopVOX and CEO of 1729 Pictures

- Richard Silverman – Cofounder and CEO of ReCre8 Entertainment

- Eric Ries - Author of *The Lean Startup* and Founder of the Long Term Stock Exchange

- Natalie Farsi - Digital Growth and FAST Channel Specialist. TYT Network, AwesomenessTV, Viewster, Warner Bros mobile/OTT, Fox Mobile Studios, and Warner Music

- Phil Hunt - Co-Managing Director of Head Gear Films, founder and Managing Director of Bankside Films and Bohemia Media

- Jonnie Davis – Former President, ABC Signature Studios (Disney) and President, Creative Affairs 20th Century Fox,

Employees

As of December 31, 2024, we have three full time employees, seven regular part-time employees/contractors, and a variety of other part-time employees/independent contractors we use on an as-needed basis.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners, as collaboration is very common in the entertainment industry.

We are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates, comic book companies, and entertainment-related cryptocurrency offerings). We are not aware of any that we'd consider to be competitive to Legion M, though that may change in the future.

There are also many other companies utilizing equity crowdfunding to do unique and novel things in entertainment. A couple of the most notable are:

- Angel Studios. Angel Studios is a company with very similar ethos to Legion M that has been traditionally centered in the faith-based entertainment space. They've had tremendous of success with a series called "The Chosen" which follows the life of Jesus Christ as well as the recent release of *Sound of Freedom* which was one of the highest grossing films of the summer in 2023. They've parlayed that success into a powerful platform for funding and releasing projects in conjunction with fans. Rather than being a "fan-owned" company like Legion M, they have also reportedly received $47MM worth of venture funding. We believe that Angel Studios shares a great deal of DNA with Legion M, and while we don't currently view them as competitors (due to differences in our content strategy), it's possible that could change in the future. In the meantime, we're huge fans of what they are building.

- Skybound Entertainment. Skybound Entertainment is a company primarily known for their IP (including "The Walking Dead") that recently raised $15MM via equity crowdfunding. Prior to this offering they were a venture backed company. We've had discussions with Skybound in the past and would be open to collaborating with them in the future.

As mentioned above, it's not uncommon for "competitive" companies in the entertainment space to partner and/or collaborate on projects. At this time, we're not aware of any companies utilizing equity crowdfunding on a large scale to unite entertainment fans in a way that we believe is directly competitive to Legion M. That could change in the future.

Intellectual Property

Legion M has the trademark to its name "Legion M," as well as a trademark for "Archenemy" brand whiskey.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

Property

Legion M does not own or lease any real estate, office space or significant tangible assets. Operating mostly virtually, Legion M has coworking conference room space in Century City, CA.

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to our Business

This is a relatively early-stage company.

Legion M was incorporated in March 2016. We are currently not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of our past performance and future prospects in the entertainment industry can be made. Statistically, most companies like Legion M fail.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Our auditor has previously issued that opinion for our financials in previous years. Legion M was incorporated in March of 2016 and has a history of losses without profits since inception. The fact that we've been able to raise enough financing and/or revenue to sufficiently fund our operation for the each of the preceding years since inception does not guarantee our ability to raise sufficient financing and/or generate sufficient revenue in the future. We have sustained net losses of $3,549,371 and $2,813,295 in the years ended December 31, 2024 and December 31, 2023, respectively. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may invest in projects that end up losing money. Even if one or more of our projects are successful, it may not be enough to offset losses in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution, and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content, and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

Even if a project is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even if we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing, and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the company.

Public perception is important in the entertainment industry.

In order to continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, directors, or employees, may harm our business.

Public perception is important in equity crowdfunding, potentially making Legion M susceptible to negative postings, and false allegations about the company and its projects.

As a company raising money from the crowd, Legion M's funding is highly dependent upon investors who get information from a wide variety of sources that rely on user generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of "social proof." Legion M has previously been the subject of negative postings, including misinformation and false allegations, made on multiple social media and investment platforms from one or more individuals controlling multiple fake names/aliases. To the extent the company continues or becomes the target of a negative PR campaign from one or more individuals, including those using multiple fake accounts and/or spreading false information about the company, the negative publicity may have an adverse impact on the company, its fundraising, its projects, and has the potential to distract management's attention from the company's business.

Legion M also uses equity crowdfunding to offer investors the opportunity to have stake in individual film projects. If these projects perform poorly, it could negatively impact public perception of the company.

We could be adversely affected by labor disputes, strikes or other union job actions.

We are directly or indirectly dependent upon highly specialized union members who are essential to the production of motion pictures and television content, including writers, directors, actors and other talent as well as trade employees and others who are subject to collective bargaining agreements. In general, a labor dispute, work stoppage, work slowdown, strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures or television content could dramatically delay or even derail development, production and release of film and TV projects, with potentially severe financial consequences. Labor disputes may restrict our access to content, result in work stoppages, and may result in increased costs and decreased revenue, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us.

Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

We depend on our two founders and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections, and experiences of our top executives, Paul Scanlan and Jeff Annison. There is no guarantee that either of them will stay indefinitely, for instance both are currently working at salaries substantially lower than their salaries at previous jobs, and well below "market rates" for executives with their level of experience. Should either of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's Regulation Crowdfunding and Regulation A offerings, we have over 50,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is to grow the shareholder base to one million investors through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

Equity crowdfunding is relatively new.

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in less than a decade. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

Risks related to our Offering

Our officers control the company, and we currently have no independent directors.

Our two executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The shares of Class A Common Stock being offered are subject to drag-along rights.

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's

Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees, and early investors) decide to sell the company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions". Further, our subscription agreements for our Regulation A and Regulation CF offerings include exclusive forum provisions for certain lawsuits pursuant to the subscription agreement, see "Securities Being Offered – Forum Selection Provisions". The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in our Regulation Crowdfunding offerings and their transferees are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

The offering price has been set by Legion M's management.

Legion M has set the price of its Class A Common Stock and developed an incentive plan (including the issuance of Bonus Shares) based on its own internal analysis (For more information please see the "How We Determined the Offering Price in this Offering" section in "Plan of Distribution and Selling Shareholders"). Valuations for companies like Legion M are purely speculative. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

There is no current market for Legion M's shares.

There is no formal marketplace for the resale of our securities. If the company is successful, we expect to IPO or list on an exchange or alternative trading system that allows investors to sell their shares, but there is no guarantee that will happen, or that if it does happen that there will be any demand to purchase your shares at your desired price or at any price at all. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time (if ever).

We are offering a discount on our stock price to certain classes of investors.

Certain classes of investors are entitled to bonus shares (effectively a discount) in this offering; see the "Rewards and Bonus Shares" section of "Plan of Distribution and Selling Shareholders." In addition, certain individuals may receive one or more free Promotional Share(s) of Legion M Class A Common Stock, see "Promotional Shares" section of "Plan of Distribution and Selling Shareholders." These bonus shares and promotional shares immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to these bonus shares, who will pay less for the same stake in the company.

The minimum amount set as a condition to closing this offering is nominal compared to what we are seeking to raise.

Because this is a "best effort" offering with a nominal minimum of $25,000, once we reach that amount we will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees and advisors with equity incentives. Therefore, your ownership interest in the company is likely to continue to be diluted.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The company may offer additional shares of its Class A Common Stock and/or other classes of equity or debt that convert into shares of Class A Common Stock, any of which offerings would dilute the ownership percentage of investors in this Offering. Also, we intend to award employees and advisors with stock options and other compensatory securities through our employee equity incentive plan, which may also cause dilution to your investment. See "Dilution."

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Shareholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (*e.g.*, minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The Company's executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	55	Appointed to indefinite term of office March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	53	Appointed to indefinite term of office March 9, 2016	Full-time
Directors:				
Paul Scanlan	Director	55	Appointed to indefinite term of office March 4, 2016	
Jeff Annison	Director	53	Appointed to indefinite term of office March 4, 2016	

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams during a period when the company scaled operations from 3 to 300 employees, grew to over 25 million paying subscribers and won an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

OWNERSHIP AND CAPITAL STRUCTURE

The following table sets out, as of December 31, 2024, Legion M's voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1) (3)	Percent of class (2)	
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	7,333,310 shares of Class B Common Stock		44.5	%
		1,465 shares of Class A Common Stock		<1	%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	5,982,510 shares of Class B Common Stock		36.3	%
		560 shares of Class A Common Stock		<1	%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	13,315,820 shares of Class B Common Stock		80.7	%
		2,025 shares of Class A Common Stock		<1	%

(1) Based on a total of 16,492,620 shares of Class B Common Stock and 20,492,330 shares of Class A Common Stock, which are issued and outstanding as of December 31, 2024.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of April 29, 2024. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation for a $25,000 Raise	Allocation for a $3,750,000 Raise
Offering Costs	100%	11%
Development, Project, and Operating Expenses	0%	39%
Marketing Fund (used for discretionary marketing costs, including the cost of marketing this offering.	0%	50%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Artesian CPA, LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

At this stage in Legion M's development, we are primarily focused on growth of our community and our capabilities. The revenue, margins, and profits of our business are important, but in many cases are not our primary considerations. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of short-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent "lumpiness" of entertainment project revenue, we expect Legion M's revenue, margins, and sources of revenue to be volatile from year to year.

Note that our consolidated financial statements include the assets, liabilities, and expenses of three feature films for which Legion M is the rightsholder (*William Shatner: You Can Call Me Bill, My Dead Friend Zoe* and *Fade to Black*). The rights to *My Dead Friend Zoe* are held through a subsidiary, MDFZ, LLC ("MDFZ"), a limited liability company formed on April 28, 2023 under the laws of California for the purpose of producing the film. The rights to *Fade to Black* are held through a subsidiary, Fade to Black LLC ("Fade to Black"), a limited liability company formed on April 28, 2023 under the laws of California for the purpose of producing the film. The rights to *William Shatner: You Can Call Me Bill* are held directly by the Company. For more information, please see "Liquidity and Capital Resources" below. Of the films above, *William Shatner: You Can Call Me Bill* was released and generated revenue in 2024.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for startups, and one of the primary reasons companies like Legion M raise money from investors. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our audited financial statements, the accompanying financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $3,549,371 and $2,813,295 for the years ended December 31, 2024 and 2023, respectively. The Company has an accumulated deficit of $23,606,848 as of December 31, 2024, with total liabilities exceeding total assets as well. The company expects near-term revenue from various projects and investment proceeds, however, the company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time without raising additional funding.

Operating Results

Our revenue for the fiscal year ended December 31, 2024 ("Fiscal 2024") was $1,024,059, a 25% increase over our revenue of $816,510 during the fiscal year ended December 31, 2023 ("Fiscal 2023").

The following is a summary of revenue:

	Year Ended December 31,	
	2024	**2023**
Film Revenue	$ 807,633	$ 563,090
Consumer Products	216,426	253,420
Revenues	$ 1,024,059	$ 816,510

The increase in revenue was primarily attributable to distribution, live event, and sponsorship revenue related to the theatrical release of *William Shatner: You Can Call Me Bill*. Our primary source of revenue in Fiscal 2023 was distribution fees for the 20th Anniversary Screening of *The Lord of the Rings: The Return of the King.*

As noted above, due to the stage of Legion M's development and the inherent "lumpiness" of revenue associated with entertainment projects, we expect our revenue and sources of revenue to fluctuate from period to period.

Approximately $216,000 (about 21%) of our Fiscal 2024 revenue came from Consumer Products, which includes any revenue earned from one or more of the following sources (collectively, "Consumer Products"): (i) sales and shipping of merchandise (shirts, pins, etc.) and media (i.e. DVD's, comic books, etc.) we sold directly to consumers; (ii) wholesale sales of merchandise and media; and (iii) royalties earned from 3rd party merchandise licensors. This is a 14% reduction in Consumer Products revenue compared to Fiscal 2023, in which approximately $250,000 (about 31%) of our total Fiscal 2023 revenue came from consumer products. The decrease in Consumer Produces revenue from Fiscal 2023 to Fiscal 2024 was due to a reduced focus on Consumer Products and a lack of any major merchandise releases during Fiscal 2024.

Costs of net revenue in Fiscal 2024 was $1,396,935 as compared to $622,137 costs of net revenue in Fiscal 2023. The increase in costs of net revenue was primarily due to distribution costs and amortization of capitalized production costs associated with the release of *William Shatner: You Can Call Me Bill* in March 2024. Accordingly, we had a gross loss of ($372,876) in Fiscal 2024 compared with $194,373 of gross profit in Fiscal 2023. Note that it's common for movies to lose money during their theatrical release, as that is when most marketing expenses for a film are incurred. Over time we hope to recoup our marketing investment in *William Shatner: You Can Call Me Bill* through revenue from other release windows (e.g. DVD, rentals, streaming, etc.). As stated above, at this stage in the company's development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Fiscal 2024, operating expenses increased to $3,170,948 from Fiscal 2023 operating expenses of $2,775,694, a 14% increase. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation. The increase in operating expenses was primarily driven by a 20% increase (totaling $205,147) in sales and marketing and a 69% increase (totaling $77,676) in legal and professional fees.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in productions" included on our balance sheet based on the current market conditions and past performance of each project. In Fiscal 2024 and 2023 we had $274,315 and $268,523, respectively, in asset impairments related to changes in expected returns across different projects due to project performance and market conditions.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

Other income (expense) relates to the gain on loan forgiveness, interest expense, interest income and financing fees. In Fiscal 2024, our other expenses decreased to ($5,547) from ($231,974) in Fiscal 2023. This decrease is primarily due to interest and financing fees related to MDFZ in Fiscal 2023. We incurred $23,125 in interest expense in Fiscal 2024 compared to $125,758 in Fiscal 2023 and $10,000 in financing fees in Fiscal 2024 compared to $140,547 in financing fees in Fiscal 2023.

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2024 was $3,549,371 compared to our net loss of $2,813,295 in Fiscal 2023.

Liquidity and Capital Resources

Film Projects

As of December 31, 2024, our consolidated financial statements include the assets, liabilities, and expenses of three feature films for which Legion M is the rightsholder:

> *William Shatner: You Can Call Me Bill* was financed using via an agreement that gives investors in the film rights related to the revenue it generates. For more information, please see our Note 4 in the audited financial statements. The film's assets, liabilities, and expenses are included in Legion M's financial statements.

> *My Dead Friend Zoe* is owned by Legion M via a wholly owned subsidiary, MDFZ, LLC ("MDFZ") For more information, please see Note 5 in the audited financial statements. The financial statements of Legion M and MDFZ are consolidated.

> *Fade to Black* is owned by Legion M via a wholly owned subsidiary, Fade to Black LLC ("Fade to Black"). For more information, please see Note 6 in the audited financial statements. The financial statements of Legion M and Fade to Black are consolidated.

We have utilized equity crowdfunding for the financing for each of the films. See Note 4 through Note 6 in the audited financial statements for further details.

Liquidity and Capital Resources

As of December 31, 2024, Legion M had the following funds on hand:

Funds held by Legion M Entertainment, Inc.	$ 233,296
Funds held by MDFZ, LLC	5,074
Funds held by Fade to Black, LLC	11,192
TOTAL	**$ 249,562**

In October 2024, Fade to Black issued note purchase agreements for an aggregate principal of $550,000, for which the company received $500,000 in net proceeds. The notes and accrued interest are payable on year after the issuance. As of the issuance date of these financial statements, the notes are outstanding. The company recognized a debt discount in connection with the note of $50,000, of which $17,500 was amortized through December 31, 2024. Interest accrued on these notes during the year ended December 31, 2024 was $8,630, which was unpaid as of December 31, 2024.

During 2024, Fade to Black received $800,000 in short-term bridge loans. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 10-11% per annum and the remaining $500,000 bear interest at 12% per annum. All loans were outstanding as of December 31, 2024. Interest accrued on these loans during the year ended December 31, 2024 was $17,162, which was unpaid as of December 31, 2024.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

In January 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan began August 2022 and is $236 per month. The company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the company received an additional $101,700. The incremental monthly repayment is $516.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from corporate credit cards.

In October 2024, Legion M completed our 9th round of equity crowdfunding, which raised over $6.5 million from more than 21,000 investors. In February of 2025, Legion M opened our 10th round of equity crowdfunding.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We've had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

Future Production Obligations

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the "Shatner Offering") in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called "Shatner Shares. As of December 31, 2024 and 2023, the Company included $750,000 from the sale of Shatner Shares in future production obligations on the consolidated balance sheet.

MDFZ raised $3,870,029 in financing (as described below), comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Regulation D under private investments. The Company incurred $108,047 in additional fees pertaining to the financings. As of December 31, 2024 and 2023, the Company had $3,870,029 in future production obligations on the consolidated balance sheet pertaining to MDFZ.

Through December 31, 2024, Fade to Black raised $2,501,137 in financing (as described above), comprised of $800,000 from short-term loans, $500,000 from note purchase agreements and $1,201,137 through Regulation D investments. Fade to Black raised $561,137 in Regulation D investments on WeFunder and the remaining $640,000 in Regulation D issuances through private investments. In January 2025, Fade to Black raised $240,798 in Regulation CF investments from WeFunder. As of December 31, 2024, the Company had $1,201,137 in future production obligations and $1,350,000 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black.

Management Evaluation of Operating Results

At Legion M, our mission is to create long-term value for shareholders by building a company that's financially successful and culturally significant. The detail below is intended to provide you with information about how we are working to do that.

Where We Are Now, and Where We Aim To Be
Though Legion M has been in business for over 9 years, we're still fairly early-stage when it comes to funding. We've raised over $22 million to-date, which is a significant amount compared to most equity crowdfunded companies. That said, we work in an extremely capital-intensive industry – our entire existence has cost less than the first 15 minutes of a Marvel movie.

Compared to VC-backed companies, the amount of money we've raised (and the valuation we're raising at) puts us in the range of a median VC-backed company in the midst of a Series B after having completed a Seed and Series A round.

Entertainment is an industry where business models can change based on project scale. E.g. The economics of micro-budget films differ from "festival darlings", which differ from major studio releases. Each tier has its own risks and opportunities.

When we started, Legion M was just a concept-- we had no money, no community, and no track record making movies. Over the past 9 years we've built one of the largest communities in equity crowdfunding history and grown — step by step — to become an award-winning studio with a demonstrated ability to develop, finance, produce, and distribute critically-acclaimed films.

While we're proud of how far we've come, we still have a long way to go to achieve our goals. The tier we're currently operating in — producing low (by Hollywood standards) budget independent film — is notoriously difficult to make money in.

That said, we didn't create Legion M because we believed 50,000 investors could move the needle in independent film-- we built Legion M because we believe 1,000,000 fan-owners could become one of the most influential forces in Hollywood.

With that in mind, we believe that if we can continue to grow our community and our capabilities, we'll evolve past the stage we're at today, and get to a level within the industry where larger films, larger releases, and greater potential for profitable business models are possible.

Just as our projects over the past 9 years served as stepping-stones that grew Legion M from "novel idea" to "award winning studio," we believe our projects of today will serve as stepping-stones to tomorrow – growing step by step until Legion M realizes its full potential.

Key Performance Metrics

At this stage in Legion M's development, our focus is growth. We consider three primary metrics when evaluating projects and initiatives.

• **Growth** - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of its most important considerations.
• **Strategic Benefit** - Each Legion M project becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to "level up" by forming strategic relationships and/or developing new capabilities that we believe will create long-term value for the company.
• **Revenue** - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our company. As such, the potential for financial return is an important consideration when we evaluate projects. That said, at the current stage of Legion M's development we believe near-term revenue is secondary to long-term growth, and are frequently willing to take on projects or initiatives that sacrifice near-term gains (or have high risk of near-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value.

Effects of Scale on Legion M Projects

Most of the business models Legion M is currently engaged in scale based on the size of the projects. For example:

● Film production fees typically scale with the budget of the film.

● Distribution revenue often scales with the size of the release, which often scales with the budget of the film.

● Consumer products and licensing revenue generally scales with the size of the IP involved.

In short, while our financial position to date has limited Legion M's activities to relatively small (by Hollywood standards) independent films, our hope is that over time we'll be able to scale our activities to larger and larger projects. We view many of the projects we've engaged in to-date as stepping stones that will allow us to "level up" to bigger and better opportunities.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the company in 2016, a "fan-owned company" was nothing more than an idea. Since then, we've focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

● Demonstrated ability to develop, finance, and produce top-quality films including *William Shatner: You Can Call Me Bill*, which is 84%/95% with critics/audiences on Rotten Tomatoes (as of April 2025), and *My Dead Friend Zoe* which is "Certified Fresh" with a 95% Rotten Tomatoes score (for both critics and audiences as of April 2025), making it one of the best-reviewed films of 2025, and one of best of Morgan Freeman's career.

● One of the most successful equity crowdfunded companies in JOBS Act history, with over 50,000 investors (as of December 31, 2024) and over $22 million raised.

- Demonstrated revenue growth, with over $5 million in revenue through the end Fiscal 2024.

- Demonstrated ability to attract top-tier talent to our movies including Morgan Freeman, Ed Harris, Stan Lee, Kevin Smith, William Shatner, Ed Harris, Sonequa Martin-Green, Natalie Morales, Sean Astin, Ali Larter, Utkarsh Ambudkar and more.

- Demonstrated ability to partner with top tier entertainment companies, including NEON, Bleecker Street, Searchlight, Warner Brothers, Fathom Events, CAA , Nederlander Worldwide Productions, and more.

- Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (*Stargate, Independence Day*, "Leverage," "The Librarians"), renowned author Eric Ries (*The Lean Startup*), legendary movie critic Leonard Maltin ("Entertainment Tonight"), Actor/Producer/Director Bill Duke (*Commando, Predator, X-Men: The Last Stand*) and current/former executives and creatives from Netflix, ABC, Fox, Sony, Lucasfilm, Epic Games, MGM, NEON, Regal Theaters, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

- Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

- Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and hundreds of thousands of likes, comments, and shares on social media.

- Demonstrated ability to monetize new IP via comic books and graphic novels, with over $275,000 in Kickstarter pre-sales for *Girl with No Name*, and *Defiant*.

- Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

- Demonstrated ability to "Open the Gates of Hollywood" for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, online livestream Q&A with creators, lounges at Sundance Film Festival and Comic Cons, and special events like the Stan Lee Handprint Ceremony, Celebrating William Shatner party, and the 2019 Saturn Awards.

Since our founding in 2016 through today, we have seen dramatic improvement in not only our access to opportunities, but also our ability to negotiate favorable terms.

- In the early days of the company, we had to invest cash to get a stake in other people's projects.

- As we grew and demonstrated our value, we were able to earn a stake in other people's by providing sweat equity and "in-kind investment"

- As we grew further, partners were willing to pay us to get involved and own a stake in their project

- Today, we've grown to the point where the projects we're working on are owned by Legion M

Our goal is to continue growing our community, increasing our capabilities, and "levelling up" into larger and larger projects.

Legion M Projects

Legion M classifies our projects to fall into one of four categories:

1. "Active Legion M Projects" are projects owned by Legion M (either directly or through a subsidiary) that are currently generating revenue and/or have potential to generate revenue in the future.

2. "Active 3rd Party Projects" are projects that Legion M participates in, but does not own the rights to, that are currently generating revenue and/or have potential to generate revenue in the future.

3. "Completed Projects" are Projects that have reached a point where we don't expect them to generate significant additional revenue.

4. "Development Projects" are projects in development that have yet to (and may not) secure a release.

Active Projects

Legion M defines "Active Legion M Projects" " as projects owned by Legion M (either directly or through a subsidiary) that are currently generating revenue and/or have potential to generate revenue in the future. If an Active Legion M Project reaches a point where we don't expect it to generate additional revenue, we consider it a "Completed Project."

As December 31, 2024, Legion M has the following publicly announced Active Legion M Projects:

MY DEAD FRIEND ZOE – Feature film starring Sonequa Martin-Green, Natalie Morales, Morgan Freeman and Ed Harris. The film was produced by Legion M in partnership with Radiant Pictures and Recre8, with the rights held by MDFZ, LLC, a wholly owned subsidiary of Legion M. The film was financed via a combination of traditional Hollywood financing, and a Reg D and Reg CF "Fan-First-Financing" offerings.

As a producer of the film, Legion M earned fees from the production budget and has a "backend" stake in any profits the film generates (if applicable). The film premiered at SXSW in March of 2024 where it won the "Narrative Spotlight Audience Award," and then went on to win Audience and/or Grand Jury awards at Mill Valley and Long-Island film festivals.

In June of 2024 we announced a partnership with Briarcliff Entertainment for US distribution, and in 2025 it was announced that Universal Pictures had acquired the international distribution rights. The film released theatrical to over 750 US theaters in February of 2025, and on VOD (video-on-demand) in March of 2025.

As of April 2025 the film was "Certified Fresh" on Rotten Tomatoes with a 95% score (for both critics and audiences), making it one of the best-reviewed films of 2025, and one of the best of Morgan Freeman's career.

As of December 31, 2024 Legion M has $3,263,157 in assets on our balance sheet related to My Dead Friend Zoe LLC, and $3,870,029 in future production obligation liabilities to the investors in MDFZ LLC. As of April 2025 we have earned (but not yet received) over $1,500,000 worth of CAMA revenue from US and international distribution. After deductions for sales agents and other CAMA expenses, we expect a substantial portion of these funds will be available make an initial payment to investors in the first half of 2025. Subsequent payment will be based on the films performance in the marketplace in 2025 and beyond.

WILLIAM SHATNER: YOU CAN CALL ME BILL – Feature-length documentary produced by Legion M in partnership with Exhibit A Pictures and William Shatner. The film was financed via a Legion M "Fan-First Financing" equity crowdfunding offering and premiered at SXSW in March 2023. Legion M owns the rights to the film, with potential to earn producer fees (which have been deferred until investors recoup their investment) and a percentage of backend profits (if any). The film had a theatrical release in March of 2024 that reached over 500 screens and generated enough box office to be considered a "Top 10 Theatrical Release for Documentary" on thenumbers.com. The film released on VOD (video-on-demand) on April 26, 2024.

As of December 31, 2024 Legion M has $392,433 in assets on our balance sheet related to *William Shatner: You Can Call Me Bill*, consisting of film production costs net of amortization, and $750,000 in liabilities to the investors who own "Shatner Shares". As of April 2025 we have earned approximately $135,000 in "Net Picture Revenue" (as defined in Note 4 of the financial statements) from the film's worldwide sales and US theatrical and home entertainment releases. These funds are expected to be paid out to Shatner Shareholders in the first half of 2025. Subsequent payments will be based on the film's performance in 2025 and beyond, including potential revenue (if any) from streaming sales (SVOD and AVOD), live events, sales of additional international territories, and ongoing revenue from home entertainment, merchandise, airlines, etc.

FADE TO BLACK – Feature film directed by Andrew Sandler starring Karan Soni, Katerina Tannenbaum, Max Carver, and John Carroll Lynch. The film was developed by Legion M in partnership with Craftsman Media Co. with rights held by Fade To Black, LLC, a wholly-owned subsidiary of Legion M. Production wrapped in November of 2024, and as of April, 2025 Legion M has a "Fan-First Financing" Regulation CF offering open to finance the remainder of the production budget. As a producer of the film, Legion M will earn fees from the production budget (though the company may elect to defer them) and has a "backend" stake in any profits the film generates (if applicable). As of December 31, 2024 Legion M has $3,362,480 in assets on our balance sheet related to Fade to Black LLC, $1,317,500 in loans payable and $1,201,137 in future production obligation liabilities to the investors in Fade to Black LLC.

Active 3rd Party Projects

Legion M defines "Active 3rd Party Projects" as projects that Legion M participates in, but does not own the rights to, that are currently generating revenue and/or have potential to generate revenue in the future.

THE MAN IN THE WHITE VAN – Feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film premiered at the Newport Beach Film Festival in October 2023. Relativity Media acquired North American distribution rights, and released the film theatrically on Dec 13, 2024, with a VOD release in January of 2025. The film was produced by Legion M and Garrison Film. Garrison Film provided the financing and owns the rights to the movie. Legion M received producer fees from the production budget and will receive a percentage of backend profits (if any). In addition, Legion M made an investment into the P&A of the film.

THIS IS NOT FINANCIAL ADVICE – Feature-length documentary produced by Optimist. The film premiered at the Tribecca Film Festival in June of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film. The film had a VOD release in January of 2024.

NANDOR FODOR AND THE TALKING MONGOOSE – Feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film released on November 14, 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and as a marketing partner received some revenue for marketing the film.

ARCHENEMY – Feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN – Feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It's worth noting that the film was released in 2019, which was the 40-year anniversary of *Alien*. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the

50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O'Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

In July of 2024 the parent company of Screen Media, Chicken Soup for the Soul Entertainment, filed for bankruptcy protection. Legion is both a creditor (Screen Media owes us unpaid royalties) and a partner (due to our distribution partnership agreement) with Screen Media, and has retained the services of a bankruptcy attorney to help us navigate the situation.

JAY AND SILENT BOB REBOOT – Feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M's return is tied to the success of both the movie and Kevin Smith's "Reboot Roadshow". In addition, Legion M secured a *Jay and Silent Bob Reboot* merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY -- Feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M's return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for *Mandy* (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL – Feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Completed Projects

Once an Active Project has reached a point where we don't expect it to earn significant additional revenue, we consider it completed. As of December 31, 2024, Legion M has the following completed projects.

THE RETURN OF THE KING 20th ANNIVERSARY – In April of 2023 Legion M partnered with Fathom Events, Warner Bros, and Lost Odyssey for a 20th anniversary screening of *The Lord of the Rings: The Return of the King.* Legion M Legion M was responsible for contributing to the cost of getting the film into theaters, sourcing the "bonus content" (via Lost Odyssey) that played before the film, and marketing and promoting the release within the Legion M community and to the rest of the world. In exchange, Legion M received a percentage of all ticket sales. The release was very successful, and what was initially slated to be a single-night event in a few hundred theaters blossomed into showings over a full week at more than 1,000 theaters across the USA and Canada.

CELEBRATING WILLIAM SHATNER LIVE EVENTS AT SAN DIEGO COMIC CON – In July of 2022 Legion M hosted a day of live events at San Diego Comic Con featuring Legion M advisor William Shatner. The primary purpose of this event was to announce the fact we were making a documentary about Mr. Shatner, and that we were planning to fund it via a future Fan-First Financing equity crowdfunding offering. Legion M generated ticket revenue through a combination of ticketed events that included a handprint ceremony at the Theaterbox in San Diego, multiple autograph signings, and a rooftop party.

SAVE YOURSELVES! – Feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. It was released by Bleecker Street Media in 2020. As a release partner with Bleecker Street, Legion M's return on this project was based on the success of the film in the first 2 years of release. In addition, we secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

THE LEFT RIGHT GAME – In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series "The Left Right Game" co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small "in-kind" investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for "The Left Right Game" in the Legion M store.

TOLKIEN – In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film *Tolkien*, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE – On January 30, 2019, Legion M partnered with Stan Lee's POW! Entertainment, Kevin Smith's Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee's charity of choice, The Hero Initiative. Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the company, but to generate marketing and awareness of Legion M by "giving back" to Stan and the community of fans who loved him.

BAD SAMARITAN – In 2018, we partnered with Dean Devlin's production and distribution company Electric Entertainment, Inc. for the release of their feature film *Bad Samaritan* starring David Tennant and Robert Sheehan. The deal was structured as an "in-kind" investment, where Legion M promoted the film in exchange for a stake in the film's P&A waterfall.

STAN LEE CELEBRATION – On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX followed by an afterparty in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized them with sales of sponsorships, tickets, and merchandise.

COLOSSAL -- In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film *Colossal* starring Anne Hathaway and Jason Sudeikis. Legion M made a cash P&A investment in exchange for a return tied to box-office metrics.

Development Projects

In addition to the Active and Completed Projects listed above, Legion M also has many projects in Development. Development generally refers to the earliest stages of the content production cycle, when companies like Legion M invest time, money, and "sweat equity" to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, *Game of Thrones* was just a pitch, and shows like "American Idol" were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production – the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project's odds of success.

While many of Legion M's development projects have not been announced, some of our notable projects that are still active include:

- *DEFIANT: THE TRUE STORY OF ROBERT SMALLS* – Comic book and feature film project in partnership with Rob Edwards (The Princess and the Frog, Treasure Planet, Full House, The Fresh Prince of Bel-Air), Legion M advisor Bill Duke (Mandy, Predator, "Black Lightning"), Marvin 'Krondon' Jones III, and Michael Boulware Moore (Robert Smalls' great-great-grandson).

- *"TOBOR: FAMILY DESTROYER"* — Adult animated TV series in partnership with Eric Paperth and Tyler March of Tiny Little Cartoons.

- *DESTINATION FANTASTIC* – Unscripted a travelogue show developed in partnership with Stefan Pokorny.

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There's no guarantee that we'll follow this plan or be able to execute it successfully. As a startup, we're constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that growing our community is the single most important factor in the company's long-term chances of success. That's because we believe the strength, power, and value of our company is proportional to the size and engagement of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. As our community grows, so we believe will our access to high quality entertainment projects and our ability to market, support, and monetize them.

Fundraising

Round 9, which closed in October 2024 was Legion M's largest round with more than 25,000 investments from more than 21,000 investors. For the first time, Legion M was able to reduce our minimum investment from $100 to just $40. We felt like this was an important step in making Legion M as accessible as possible and allowing us to grow our community. That said, it also created challenges by reducing the average investment size, which makes it more difficult to efficiently market the offering.

As we move forward, Legion M is working to continue growing our community while also growing our cash reserves. We operate in an extremely capital-intensive industry, and are investigating options (including institutional capital and/or offerings for larger investors) that will allow us to achieve both of these goals.

Focus on Film Distribution and Production

One of Legion M's chief goals in 2025 is to increase our film distribution capabilities. We believe distribution is the stage in the film's life cycle where the advantages of a Legion M have potential to be most impactful. After working with other distributors on the release of over a dozen films and managing the 2024 theatrical release of *William Shatner: You Can Call Me Bill*, we believe there are opportunities for Legion M to innovate and grow our film distribution capabilities, either by ourselves or in partnership with other distributors.

In addition, we plan to continue our film production efforts. Legion M has now successfully produced and financed three films — *William Shatner: You Can Call Me Bill* and *My Dead Friend Zoe,* and *Fade To Black* — via a combination

30

of equity crowdfunding and traditional Hollywood financing. In each of these cases, Legion M is also a producer and rightsholder of the film, which means we will recognize all the revenue from each project and participate via producer's fees and backend profits (if any). We believe that film production is a powerful model for Legion M, and we expect to continue spending time and resources on projects using this model going forward.

Deemphasizing Development and 3rd Party Projects

In Fiscal 2024, Legion M made a concerted effort to reduce the time and resources allocated to development stage projects. The entertainment industry is changing rapidly, and we don't believe development is the most effective use of our time, resources, and community. We are focused on deep development of a small handful of projects (e.g. *Defiant: The Story of Robert Smalls*) where we believe we can harness the power of our community to create a competitive advantage.

In addition, over the last couple years, Legion M has not made any equity investments or partnerships to work on other people's projects. We believe that investing and partnering on third party projects was an important model (and one of the only models we had access to!) during the early stages of Legion M's development, and we will continue to consider strategic opportunities if they appear in the future, but at this stage in our development we are focused on working on projects that we own or have distribution rights to (either by ourselves or with a partner).

Reducing Operating Expenses

After reducing our operating expenses in 2023, Legion M continued to keep them at a similar level in 2024. We intend to continue at these levels until we have revenue and/or cash reserves to justify expansion.

Revenue

At this stage in the company's development, we are focused on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the company. In addition, much of our revenue is project-based, which can be very "lumpy," with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

RELATED PARTY TRANSACTIONS

None.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

On October 5, 2021, Legion M initiated an offering under Regulation CF (Round 8) which continued until April 30, 2022. Pursuant to that offering, we sold 2,771,040 shares (including Bonus Shares) of Common Stock for a total of $3,712,680. In addition, Legion M issued 20,560 free shares as part of a promotion in conjunction with Los Angeles Comic Con, and 51,170 shares as commissions to StartEngine in accordance with our listing agreement. The proceeds of this offering were used for general business purposes.

On October 12, 2022, we initiated an offering under Regulation A (Round 9), which continued until October 28, 2024. Pursuant to that offering, we sold 4,270,630 shares (including Bonus Shares) of Common Stock for approximately $6.3 Million. The proceeds of this offering were used for general business purposes.

On January 26, 2023, we initiated an offering under Regulation CF, we ended on April 30, 2023. Pursuant to that offering, we sold $750,000 in William Shatner Documentary Interests. The proceeds of this offering were used for the development of the William Shatner Documentary.

Separately, we have done offerings under Regulation CF and Regulation D for subsidiaries responsible for the films *My Dead Friend Zoe* and *Fade to Black*. MDFZ, LLC raised $3,810,029 in 2023, including $773,954 under Regulation CF. Fade to Black LLC is currently raising funds under Regulation CF.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Legion M's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

Legion M is offering Class A Common Stock in this offering.

Legion M's authorized capital stock consists of 200,000,000 shares of Common Stock, at $0.0001 par value, of which 170,000,000 shares are Class A Common Stock and the remaining 30,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it's important for all our shareholders' interests to be aligned, and have purposely avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $40. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don't believe they are well suited to vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the company.

The following is a summary of the rights of Legion M's capital stock as provided in its Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Class A Common Stock

Voting Rights

Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

The holders of Class A Common Stock in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock (taking into account the 10 votes per share voting of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants. The enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Class B Common Stock

Voting Rights

Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock (or any Class A Common Stock into which it is converted) without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

All Classes of Common Stock

Liquidation Rights

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection Provisions

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

Section 7 of our subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

What it Means to be a Minority Holder

As an investor the Common Stock of the company, you will have a minority position in the company and will not be able to direct the occurrence of any corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Dealmaker Shareholder Services, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares . In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Rewards and Bonus Shares

Legion M plans to offer shares of Class A Common Stock to investors under this offering pursuant to Regulation CF at a price of $2.10 per share. Shares sold in the current offering include rewards that will be available for some investors ("Rewards"), including the grant of additional "time-based" or "amount-based" bonus shares ("Bonus Shares").

Time-Based Bonus Shares

- 20% Period: Investments made prior to 11:59 PM Pacific Time ("PT") on the 14th day the offering is open will receive 20% bonus Shares
- 10% Period: Investments made after 11:59 PM Pacific Time ("PT") on the 14th day the offering is open and prior to 11:59 PM PT on April 3rd, 2025 will receive 10% bonus Shares

Amount-Based Bonus Shares

- Investments of $500 to $2,499 receive 5% Bonus Shares
- Investments of $2,500 to $9,999 receive 10% Bonus Shares
- Investments of $10,000 to $24,999 receive 15% Bonus Shares
- Investments of $25,000+ receive 20% Bonus Shares

Notes on Rewards:

- Time-Based and Amount-Based rewards can be stacked. E.g. if an investor makes an investment of $500 (unlocking 5% bonus shares) in the first 7 days of the offering (unlocking 20% Bonus Shares) the total amount of Bonus Shares awarded will be 25%.
- Multiple investments also stack, meaning that the Amount-Based rewards will be dictated by the sum of all investments made during the offering. E.g. if an investor makes two investments of $250 to equal a total investment of $500, they will qualify for the 5% bonus shares available for investments of $500+.

- Bonus Shares will be issued at the end of the round.
- Bonus Shares change the "Effective Share Price" for investors who receive them. Example: An investor pays $2,100 to buy 1,000 shares for $2.10 per share, but in doing so receives 5% bonus shares, which nets an additional 50 shares. In total they received 1,050 shares for $2,100, which equates to an effective share price of $2.00 per share.

How we determined the offering price

We set our share price based on internal analyses including the performance and price of previous rounds (i.e. we sold over $6.5MM worth of shares at a $1.65 share price in Round 9), growth and development of the company/community, and discussions with third parties such as lawyers, advisors, seed investors, analysts, and venture capitalists. We also consider our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and models we believe give us the best chance of achieving it.

We also factor in the value of any Rewards (e.g. Bonus Shares) we're offering to investors, and the impact these have on the Effective Share Price paid by the investor. E.g. Investors who receive Bonus Shares are receiving additional shares at no cost (which effectively lowers the valuation). For more a more detailed explanation, please see "Rewards and Bonus Shares" section above.

For this offering, $2.10 is the price that will paid by investors for shares of Class A Common Stock. When factoring in Bonus Shares, the Effective Share Price paid by each investor will range between $2.10 to $1.26 (depending on Time-Based and Amount-Based Bonus Shares).

Our goal is to establish a share price and Rewards program that is fair to everyone involved (the company, our existing shareholders, and new potential shareholders), while making it as attractive as possible to new investors that will help fuel our next stage of growth. The power of a Legion comes from its size - we believe that attracting new investors helps make the company stronger, increasing the chances of a positive outcome for our existing shareholders.

REGULATORY INFORMATION

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of its officers or managing members, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Annual reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://legionm.com/investorrelations.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

DEALMAKER'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its Target Amount, the company making an early closing, the company making material changes to its Form C, and the offering closing at its Termination Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new Termination Date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding the progress towards reaching the target amount can be found at invest.legionm.com.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2024 and 2023

Legion M Entertainment, Inc.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders, Management and Investors
Legion M Entertainment, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Legion M Entertainment, Inc. (a Delaware corporation, the "Company"), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred net losses and cash used in operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
Newport Beach, California
April 30, 2025



To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Legion M Entertainment, Inc. (the "Company") which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, consolidated changes in stockholders' equity, and consolidated cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has no profits since inception, incurred negative operating cash flows, and has sustained net losses of $2,813,295 and $2,827,478 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company has an accumulated deficit of $20,057,477. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.


Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

F-4


In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 29, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

F-5

Legion M Entertainment, Inc.
Consolidated Balance Sheets
As of December 31, 2024 and 2023

	December 31,	
	2024	2023
ASSETS		
Current assets:		
Cash	$ 249,562	$ 839,709
Subscriptions receivable in escrow	16,977	367,610
Accounts receivable	-	101,690
Other receivable	9,713	8,279
Inventory	74,271	127,711
Loan receivable	-	180,000
Prepaid expenses and other current assets	67,054	85,127
Total current assets	417,577	1,710,126
Property and equipment, net	1,655	4,046
Film production and project costs	7,294,553	4,366,271
Total assets	$ 7,713,785	$ 6,080,443
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 248,871	$ 311,231
Deferred revenue	752,339	772,827
Accrued expenses	94,349	63,702
Loan payable, current	1,317,500	-
Total current liabilities	2,413,059	1,147,760
Future production obligations	5,821,166	4,620,029

Loan payable	149,900	149,900
Total liabilities	8,384,125	5,917,689
Stockholders' equity (deficit)		
Class A common stock, $0.0001 par, 170,000,000 authorized, 20,495,908 and 18,597,935 issued and outstanding at December 31, 2024 and 2023, respectively	2,050	1,860
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at both December 31, 2024 and 2023	1,649	1,649
Additional paid-in capital	22,932,809	20,216,722
Accumulated deficit	(23,606,848)	(20,057,477)
Total stockholders' equity (deficit)	(670,340)	162,754
Total liabilities and stockholders' equity (deficit)	$ 7,713,785	$ 6,080,443

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-6

Legion M Entertainment, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2024 and 2023

	Year Ended December 31,	
	2024	2023
Revenue	$ 1,024,059	$ 816,510
Cost of revenue	1,396,935	622,137
Gross profit (loss)	(372,876)	194,373
Operating expenses:		
Compensation and benefits	1,026,207	1,018,705
Sales and marketing	1,235,885	1,030,739
Independent contractors	-	84,480
Legal and professional	189,755	112,079
Travel expenses	67,179	33,277
General and administrative	375,216	224,792
Depreciation	2,391	3,099
Film production and project impairment	274,315	268,523
Total operating expenses	3,170,948	2,775,694
Loss from operations	(3,543,824)	(2,581,321)
Other income (expense):		
Interest expense	(23,125)	(125,758)
Interest income	27,578	34,331
Financing fees	(10,000)	(140,547)
Total other income (expense), net	(5,547)	(231,974)
Net loss	$ (3,549,371)	$ (2,813,295)
Weighted average number of common shares outstanding - basic and diluted	35,719,374	34,363,540
Net loss per common share - basic and diluted	$ (0.10)	$ (0.08)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2024 and 2023

	Common Stock				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Stockholders' Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances at December 31, 2022	17,169,132	1,717	16,492,620	1,649	18,310,145	(17,244,182)	1,069,329
Common stock issuances:							
Class A ($1.65 issue)	1,292,560	129	-	-	2,132,595	-	2,132,724
Bonus Shares	136,243	14	-	-	224,787	-	224,801
Stock based compensation	-	-	-	-	218,722	-	218,722
Offering costs	-	-	-	-	(237,337)	-	(237,337)
Share bonuses	-	-	-	-	(432,190)	-	(432,190)
Net loss	-	-	-	-	-	(2,813,295)	(2,813,295)
Balances at December 31, 2023	18,597,935	1,860	16,492,620	1,649	20,216,722	(20,057,477)	162,754
Common stock issuances:							
Class A ($1.65 issue)	1,696,287	170	-	-	2,798,704	-	2,798,874
Bonus Shares	201,686	20	-	-	332,762	-	332,782
Stock based compensation	-	-	-	-	186,995	-	186,995
Offering costs	-	-	-	-	(261,396)	-	(261,396)
Share bonuses	-	-	-	-	(340,978)	-	(340,978)
Net loss	-	-	-	-	-	(3,549,371)	(3,549,371)
Balances at December 31, 2024	20,495,908	$ 2,050	16,492,620	$ 1,649	$22,932,809	$ (23,606,848)	$ (670,340)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2024 and 2023

Year Ended

	December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss	$(3,549,371)	$(2,813,295)
Adjustments to reconcile net loss to net cash used in operating activities:		
Inventory impairment	119,553	102,446
Impairments of film production and project costs	274,315	268,523
Amortization of film production costs	326,074	94,167
Stock-based compensation	186,995	218,722
Amortization of debt discount	17,500	-
Bad debt expense	98,730	-
Depreciation	2,391	3,099
Changes in operating assets and liabilities:		
Accounts receivable	2,960	(13,777)
Other receivable	(1,434)	5,660
Inventory	(66,113)	(57,262)
Prepaid expenses and other current assets	18,072	(23,060)
Film production and project costs	(3,528,671)	(3,593,268)
Accounts payable	(62,359)	(198,990)
Deferred revenue	(20,488)	148,624
Accrued expenses	30,647	1,667
Net cash used in operating activities	(6,151,199)	(5,856,744)
Cash flows from investing activities:		
Purchase of property and equipment	-	(3,256)
Loan receivable	180,000	(180,000)
Net cash provided by (used in) investing activities	180,000	(183,256)
Cash flows from financing activities:		
Proceeds from future production obligations	1,201,137	4,620,029
Proceeds from loan payable	1,300,000	-
Proceeds from notes payable	-	1,500,000
Repayment of notes payable	-	(1,500,000)
Proceeds from issuance of Class A common stock	3,141,311	2,155,967
Offering costs	(261,396)	(237,337)
Net cash provided by financing activities	5,381,052	6,538,659
Net change in cash	(590,147)	498,659
Cash at beginning of year	839,709	341,050
Cash at end of year	$ 249,562	$ 839,709
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ 120,000
Cash paid for income taxes	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Loan receivable applied to investments in production	$ -	$ 314,053
Gift cards issued in stock offering recorded to deferred revenue	$ 265,020	$ 207,466

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-9

Legion M Entertainment, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company" or "Legion M"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, live events, and more.

MDFZ, LLC ("MDFZ") is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "My Dead Friend Zoe." MDFZ is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

Fade to Black LLC (the "Fade to Black") is a limited liability company formed on June 26, 2024 (inception) under the laws of Delaware. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK." The Company is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

The financial statements of Legion M, MDFZ and Fade to Black are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $3,549,371 and $2,813,295 for the years ended December 31, 2024 and 2023, respectively. The Company has accumulated deficit of $23,606,848 as of December 31, 2024. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $22,000,000 over ten rounds of funding (including Round 10, which is currently open as of April 2025), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company's MDFZ and Fade to Black subsidiaries (see Note 5) are included in the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives and impairment of film production costs, impairment of inventory, distinguishing liabilities from equity and fair value of stock options and warrants. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2024 and 2023, the cash balance exceeded the FDIC insured limits by $0 and $224,352, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2024, there is no accounts receivable balance. A full allowance for doubtful accounts of $98,730 was recorded with a corresponding bad debt expense of $98,730. As of December 31, 2023, no allowance for doubtful accounts was deemed necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2024 and 2023 were $74,271 and $127,711, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand. As a result of that review, the net realizable value of the inventory has been reduced and $119,553 and $102,446 was recorded as costs of net revenues on the consolidated statement of operations as an asset impairment during the years ended December 31, 2024 and 2023, respectively.

Film Production and Project Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), the Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs.

Film production costs are amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. We regularly review, and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Film production and project costs are stated at the lower of unamortized cost or estimated fair value on a production / project basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

In assessing the potential impairment of these investments, the Company considers the forecasted financial performance of the investee productions and the volatility inherent in the external markets, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the film production and project costs was reduced and $274,315 and $268,523 was recorded as an impairment loss on the consolidated statements of operations as an asset impairment during the years ended December 31, 2024 and 2023, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives of 5 years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2024 and 2023. Property and equipment additions totaled $0 and $3,256 for the years ended December 31, 2024 and 2023, respectively. Depreciation expense totaled $2,391 and $3,099 for the years ended December 31, 2024 and 2023, respectively.

December 31,

	2024	2023
Original cost	$ 58,769	$ 58,769
Accumulated depreciation	(57,114)	(54,723)
Property and equipment, net	$ 1,655	$ 4,046

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Loan Receivable

In 2023, the Company loaned $180,000 to a production, which was repaid during the year ended December 31, 2024. As of December 31, 2024, no amount is outstanding.

Future Production Obligations

The Company records future production obligations as liabilities for investments received for specific productions for which the investors do not receive ownership, but are entitled to a proportionate share of the project's future revenues and profits as determined by the respective production waterfalls. The future production obligations are accounted for as long-term liabilities and are carried at the investment amounts. Such amount represents the outstanding obligation from future proceeds on such projects. Additional obligations may come due under those arrangements dependent upon the ultimate results of the underlying projects. See Notes 4 to 6 for additional detail.

All proceeds for investment received are accounted for as financial liabilities under ASC 470 – *Debt.* The future payments to investors represent a contractual obligation that is settled through revenue streams, which is a conditional legal obligation of the Company to transfer assets, i.e. cash. In accordance with ASC 470-10-25-1 and 2, the sale of future revenues constitutes liability treatment, which was determined to be debt. The liability is initially recognized at the fair value of consideration received, which is the cash proceeds from the investments (see Notes 4 to 6) and subsequently reduced as investor repayments per the waterfall are made. The liability will be remeasured at each reporting date. As of December 31, 2024, the fair value of the future production obligations amounted to its carrying value.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Legion M Entertainment, Inc.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Film revenue includes revenue from the production and distribution of films, as well as release partnerships and film related events and sponsorships. Film revenue is recognized at a point in time when the relevant performance obligation (the sale or distribution of the film, film event or sponsorship obligation) has been fulfilled. Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Revenue from consumer products is recognized at a point in time when the merchandise is delivered.

The following is a disaggregation of revenue:

	Year Ended December 31,	
	2024	**2023**
Film and Film Related Events Revenue	$ 807,633	$ 563,090
Consumer Products	216,426	253,420
Revenues	$ 1,024,059	$ 816,510

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. Deferred revenue was $752,339 and $772,827 as of December 31, 2024 and 2023, respectively. For both years, these balances comprised primarily outstanding gift cards for merchandise sales attributable to investor rewards (see Note 6).

The Company records a provision for gift cards issued pursuant to its crowdfunding offerings. As of December 31, 2024 and 2023, deferred revenue included $570,658 and $573,481 in gift cards outstanding, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2023 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction. MDFZ and Fade to Black are a limited liability company and do not incur taxes, instead, passing their taxable income or losses to the Company.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2024 and 2023, the Company had total taxable net operating loss carryforwards of approximately $22,604,652 and $19,366,457 respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 7%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $6,965,703 and $5,991,562 as of December 31, 2024 and 2023, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2024 and 2023. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes. As of December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	2023
Statutory tax rate:		
U.S.	21.0%	21.0%
State taxes	7.0%	7.0%
Change in valuation allowance	-28%	-28.0%
Effective tax rate	0%	0%

	December 31,	
	2024	2023
Deferred tax asset:		
Stock based compensation	$ 640,108	$ 587,780
Net operating loss carryforward	6,325,595	5,387,299
Other	-	16,083
Net deferred tax asset	6,965,703	5,991,162
Less: Valuation allowance	(6,965,703)	(5,991,162)
Net deferred tax asset	$ -	$ -

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2024 and 2023, the Company recognized no interest or penalties.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

| | December 31, | |
	2024	**2023**
Warrants	570,000	570,000
Options	4,641,630	4,375,630
Total dilutive securities	5,211,630	4,945,630

As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each year.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Chief Operating Decision Makers ("CODMs"), the Chief Executive Officer and President, evaluate the Company's financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODMs review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, selling and marketing and general and administrative expenses. The amounts for these categories are included in the consolidated statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

The Company's accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU on January 1, 2024.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the "Shatner Offering") in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called "Shatner Shares". Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in waterfall below) generated by the documentary film *William Shatner: You Can Call Me Bill* (the "Picture"). The Shatner Offering was conducted through the William Shatner Documentary I (the "SPV"), a series of Wefunder SPV, LLC, a Delaware limited liability company (the "LLC") and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company. The remainder of the funds are used to pay any costs incurred for and by the production.

As of December 31, 2024 and 2023, the Company included $750,000 from the sale of Shatner Shares in future production obligations on the consolidated balance sheet.

Operative Waterfall

"Proceeds" is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same.

"Net Profits" is defined as all revenue received by Legion M Entertainment Inc. from the distribution of the film after standard 3rd party fees. For the purpose of clarity, "Net Profits" do not include "Legion M Retail Sales" or "Legion M Ticket Bundle" as described in the Regulation CF offering's subscription agreement.

"Gross Picture Revenue" does not include revenue not generated directly by the Picture, including:

> 1) Any revenue generated from music rights to Mr. Shatner's songs used in the film.

> 2) Any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, etc., even when performed at screenings of, or events related to, the Picture.

> 3) Any revenue earned by Legion M, Mr. Shatner, or Exhibit A from other projects other than the Picture.

Waterfall

1.) First, sales representatives and/or distributor(s) take fees, costs and expenses "off the top" prior to payment of proceeds to Legion M.

2.) Second, payment of any 3rd party expenses will be deducted. This includes sales commissions, distribution and marketing expenses, merchandise and events COGS, legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals), as well as any other valid 3rd party fees or expenses related to the production, distribution, or exploitation of The Picture.

3.) Third, 100% of revenue (if any) after step (2) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

4.) Fourth, Net Profits remaining after step (3) will be split as follows:

a. 33% will be distributed to owners of Shatner Shares, pro rata and on a pari passu basis

b. 67% will be distributed to the producers of the film as follows:

    i. Recoupment of deferrals:

        a. 78.57% to Melis Productions Inc. until Mr. Shatner's deferred fee of $550,000 is fully paid; and

        b. 21.43% to Legion M until Legion M's deferred fee of $150,000 is fully paid; then

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

    ii. After deferrals are fully recouped, Producers split net proceeds as follows:

        a. 33% goes to Exhibit A Pictures

        b. 33% goes to Melis Productions Inc.

        c. 33% goes to Legion M

As of December 31, 2024, the Company had $392,433 in film production costs, net of amounts amortized to cost of revenues, on the consolidated balance sheet.

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce the feature film entitled "My Dead Friend Zoe." MDFZ raised $3,870,029 in financing (as described below), comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Regulation D under private investments. The Company incurred $108,047 in additional fees pertaining to the financings. As of December 31, 2024 and 2023, the Company had $3,870,029 in future production obligations on the consolidated balance sheet pertaining to MDFZ.

WeFunder investments and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from investor's equity share of the "Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Investor Backend upon investor's prior, written approval. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +20% of 50% of the backend (which would be the investor's share of Investor Backend on a pro rata, pari passu basis for a $2.5 million budget.

Operative Waterfall

All revenue derived from the exploitation of the "My Dead Friend Zoe", and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be paid to a collection account managed by an approved collection account manager ("CAM") and distributed per a collection account management agreement (the "CAMA") in the following manner and order:

1. First, to the CAM in payment of the CAM company's remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

2. to fund the residuals set-aside; and thereafter

3. towards the payment of additional union payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

11. the remaining balance shall be considered "Net Profits" and shall be allocated on a pari passu as follows:

    a. 50% shall be deemed Investor's Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

and

      b. 50% shall be deemed producer's net profits and shall be allocated on a pari passu basis.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

As of December 31, 2024 and 2023, MDFZ had $3,263,157 and $3,395,987, respectively, in film production costs on its consolidated balance sheets.

NOTE 6: FADE TO BLACK

Fade to Black LLC is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK". Through December 31, 2024, Fade to Black raised $2,501,137 in financing (as described below), comprised of $800,000 from short-term loans, $500,000 from note purchase agreements and $1,201,137 through Regulation D investments. Fade to Black raised $561,137 in Regulation D investments on WeFunder and the remaining $640,000 in Regulation D issuances through private investments. In January 2025, Fade to Black raised $240,798 in Regulation CF investments from WeFunder. As of December 31, 2024, the Company had $1,201,137 in future production obligations and $1,350,000 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black.

The Regulation D and CF investments ("Regulation Investment") shall carry a 20% premium (the "Premium"); both the Regulation Investment and the Premium shall be paid out of the waterfall described below. Backend revenue shall derive from investor's share of the "Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement ("CAMA") for "Fade to Back" (defined below). For example and for the purpose of clarity, if investor's investment amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor's share of investor backend on a pro rata, pari passu basis for a $3,000,000 budget).

Operative Waterfall

All revenue derived from the exploitation of "Fade to Black" (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called "rights payments" (fixed and contingent) to be negotiated on an arm's length basis for the derivative rights to the "Fade to Black" but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant party or company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to residuals, such residuals have been paid through some other source as notified to the collection agent in writing by the guilds):

First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter to fund a customary "residuals set-aside" (as such term is customarily defined in customary collection account management agreements); and thereafter towards the payment of any customary "additional union payments" (as such term is customarily defined in customary collection account management agreements), if any; and thereafter to the sales agent(s) for payment of their respective sales fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter if applicable, to debt lenders in payment of any principle or interest due on any applicable loan against "Fade to Black" tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter the remaining balance shall be considered "Net Profits" and shall be allocated as follows:

   a. 50% shall be deemed the "financier pool" and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and

   b. 50% shall be deemed the "producer pool" and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

The feature film currently titled "FADE TO BLACK" was produced in the fourth quarter of 2024. As of the issuance date of these financial statements, the film is in post-production.

As of December 31, 2024 and $0, Fade to Black has $3,362,480 and $0, respectively, in film production costs per the consolidated balance sheets.

Financings

In October 2024, Fade to Black issued note purchase agreements for an aggregate principal of $550,000, for which the Company received $500,000 in net proceeds. The notes and accrued interest are payable on year after the issuance. The notes bear interest at 10% per annum. As of the issuance date of these financial statements, the notes are outstanding. The Company recognized a debt discount in connection with the note of $50,000, of which $17,500 was amortized through December 31, 2024. Interest accrued on these notes during the year ended December 31, 2024 was $8,630, which was unpaid as of December 31, 2024.

During 2024, Fade to Black received $800,000 in short-term bridge loans. The loans are unsecured and demand. Of the amounts received, $300,000 of the loans bear interest at 10-11% per annum and the remaining $500,000 bear interest at 12% per annum. All loans were outstanding as of December 31, 2024. Interest accrued on these loans during the year ended December 31, 2024 was $17,162, which was unpaid as of December 31, 2024.

NOTE 7: LOAN PAYABLE

As of December 31, 2024, Fade to Black had $1,350,000 in outstanding loans. See Note 6 for further detail.

SBA Loan

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program ("PPP"), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration ("SBA"), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional

$101,700. The incremental monthly repayment is $516. During the years ended December 31, 2024 and 2023 the Company recognized $5,625 and $1,246 of interest expense related to this loan, respectively. The outstanding principal balance of the EIDL Loan was $149,900 as of both December 31, 2024 and 2023.

NOTE 8: STOCKHOLDERS' EQUITY (DEFICIT)

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2024 and 2023, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2024 and December 31, 2023 the 26,720 unvested shares will either vest or expire by April 2026.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the years ended December 31, 2024 and 2023.

For the rounds that were active as of December 31, 2024 and 2023, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are bonus shares, which was granted to investors for free once their investment closes.

For the round that was active as of December 31, 2023, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 136,243 bonus shares related to this round during the year ended December 31, 2023. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

For the round that was active as of December 31, 2024, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 201,686 bonus shares related to this round during the year ended December 31, 2024. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

During the years ended December 31, 2024 and 2023, the Company issued 1,696,287 and 1,292,560 shares of Class A Common Stock pursuant to its crowdfunding offerings. The Company received net proceeds from these equity offerings during the years ended December 31, 2024 and 2023 of $2,870,260 and $1,948,501, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by StartEngine, the Company's funding portal. At the end of each month, there is a balance of funds held by Start Engine for future distribution to the Company. The escrow balance as of December 31, 2024 and 2023 was $16,977 and $367,610, respectively.

As of December 31, 2024 and 2023, the Company had 20,495,908 and 18,597,935 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 9: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of December 31, 2024 and 2023, there were 2,897,970 and 3,208,970 options available for issuance, respectively.

The following is a summary of option activity for the years ended December 31, 2024 and 2023:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	4,411,880	$ 0.72	$ 3,450,900
Granted	94,000	1.32	
Exercised	-	-	
Forfeited	(130,250)	1.08	
Outstanding as of December 31, 2023	4,375,630	$ 0.72	$ 4,069,742
Granted	270,000	1.32	
Exercised	-	-	
Forfeited	(4,000)	-	
Outstanding as of December 31, 2024	4,641,630	$ 0.75	$ 4,157,522
Exercisable as of December 31, 2024	4,368,520	$ 0.77	$ 3,851,385

	December 31, 2024	December 31, 2023
Weighted average grant-date fair value of options granted during year	$ 1.05	$ 1.04
Weighted average duration (years) to expiration of outstanding options at year-end	3.41	4.12

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Risk-free interest rate	4.46%	3.44 - 3.53%
Expected term (in years)	5.0 to 6.02	6.0
Expected volatility	60.00%	60.00%
Expected dividend yield	0%	0%

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $186,995 and $146,742 for the years ended December 31, 2024 and 2023, respectively.

Unrecognized share-based compensation expense was $328,031 and $232,667 as of December 31, 2024 and 2023, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 20 months as of December 31, 2024.

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. As of December 31, 2024 and 2023, the warrants were fully vested.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. As of December 31, 2024 and 2023, the warrants were fully vested.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of; ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. As of December 31, 2024 and 2023, the warrants were fully vested. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $0 and $71,979 of such to additional paid-in capital and as stock-based compensation during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, there was $0 of unrecognized share-based compensation expense. The remaining outstanding warrants have a weighted average duration to expiration of 45 and 57 months as of December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 570,000 and 570,000 warrants vested with weighted average exercise price per share of $0.61 and $0.61, all respectively.

NOTE 10: COMMITMENTS AND CONTIGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: SUBSEQUENT EVENTS

In January 2025, Fade to Black raised $240,798 in Regulation CF investments from WeFunder. Through the issuance date of these consolidated financial statements, Fade to Black has repaid $200,000 in loans.

In January 2025 Legion M announced the sale of domestic and international distribution rights to an unnamed (at the time) studio in a "seven-figure" deal. Due to confidentially requirements, additional terms of the deal were not disclosed. Subsequent to that date, it was announced that Universal Pictures was the studio buying the rights.

In February 2025, Legion M opened its 10th round of fundraising. As of April 30, 2025 over $1,000,000 has been raised in this round.

In 2025, the Company granted 125,000 options to purchase common stock with an exercise price of $1.32 per share.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2025, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.